Exhibit 99.1

Hepsiburada Announces Changes to Its Board of Directors and Executive Management Team

ISTANBUL, January 4, 2023 - D-MARKET Electronic Services & Trading (d/b/a "Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as “Hepsiburada” or the “Company”), today announces certain changes to its Board of Directors and its executive management team.

Effective as of January 2, 2023:

•	Dr. Stefan Gross-Selbeck is appointed as an independent board member following the resignation of Cemal Ahmet Bozer, who completed a term of six years as a board member, being the maximum term allowed under Turkish laws. The appointment of Mr. Gross-Selbeck will be submitted to the approval of Hepsiburada's shareholders at the Company's annual general assembly to be held in 2023.

Dr. Stefan Gross-Selbeck has over twenty years of experience in senior leadership roles including as a chief executive officer (“CEO”) and held a number of board memberships. Dr. Gross-Selbeck is a Senior Partner and Managing Director of the Boston Consulting Group. Since April 2018, he has been serving as the Global Managing Partner of BCG Digital Ventures, the corporate venture arm of Boston Consulting Group. He previously served as Managing Partner for their European operations. Prior to joining BCG Digital Ventures in 2014, Dr. Gross-Selbeck served as CEO of New Work SE (formerly known as XING AG), a leading social network for professionals in Europe, between 2009 - 2013. He also had different management roles at eBay, ProSiebenSat1 and Boston Consulting Group GmbH. Dr. Gross-Selbeck is a member of the advisory boards of the German Startup Association and several ventures built by BCG Digital Ventures. Dr. Gross-Selbeck holds an MBA from INSEAD and has a PhD in law from University of Konstanz, Germany. He studied law and economics at the Universities of Freiburg, Lausanne, Montpellier and Cologne.

In connection with his appointment to the Board of Directors, Mr. Gross-Selbeck will receive compensation as an independent director in accordance with Hepsiburada's director compensation policy.

•	As previously announced on July 22, 2022, Nilhan (Onal) Gökçetekin took on the role of the Company’s CEO. Former CEO, Mr. Emirdağ will continue to serve as a director on the Company's Board of Directors.

•	The responsibilities of the Chief Information Officer and the Chief Technology Officer were merged and streamlined under the Chief Technology Officer role which is currently held by Mr. Alexey Shevenkov. Hepsiburada would like to thank Mr. Gürkan Coşkuner who decided to pursue other career opportunities. Mr. Coşkuner has been an instrumental leader in building Hepsiburada’s outstanding technology architecture which underpins Hepsiburada’s business.

•	The responsibilities of the Chief People & Culture Officer are expanded to include customer experience and customer services functions under a new title, Chief Customer Experience and People Officer. Ms. Esra Beyzadeoğlu will continue as the Company’s Chief Customer Experience and People Officer.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, connecting approximately 50 million members with over 145 million SKUs in over 30 categories on its hybrid operating model where direct sales on 1P (retail) and over 94,000 merchants on 3P (marketplace) provide goods and services.

With its vision of leading digitalization of commerce, Hepsiburada acts as a reliable, innovative and purpose-led companion in consumers’ daily lives. Hepsiburada’s e-commerce platform provides a broad ecosystem of capabilities for merchants and consumers including: last mile delivery and fulfilment services; advertising; grocery delivery; and payment services, delivered through Hepsipay, Hepsiburada’s payment companion and BNPL solutions provider. HepsiGlobal offers selection from international merchants via its inbound arm while outbound operations aim to enable merchants in Türkiye to make cross-border sales.

Since its founding in 2000, Hepsiburada has been purpose-led, leveraging its digital capabilities to develop the role of women in the Turkish economy. Hepsiburada started the ‘Technology Empowerment for Women Entrepreneurs’ programme in 2017, which has supported approximately 38,000 female entrepreneurs throughout Türkiye reach millions of customers with their products.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com

hepsiburada@brunswickgroup.com